Exhibit 99.1

Unit 100 – 12051 Horseshoe Way
Richmond, BC V7A 4V4
Canada

Toll Free in Canada & USA:
1-800-406-ROOT (7668)

Telephone: (604) 272-4118
Facsimile: (604) 272-4113

OTCBB: “CCCFF”

Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2009 Year-end Results

RICHMOND, BRITISH COLUMBIA – March 12, 2010 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), one of the world’s largest suppliers of North American ginseng, today announced 2009 net earnings of $669,000, or $0.02 per basic share, compared to a 2008 net loss of $4.7 million, or $0.13 per basic share.

Revenue decreased to $6.9 million in 2009 from $9.2 million in 2008. We realized an average selling price of $8.50 per pound compared to $9.50 per pound in 2008.

“Due to the overall decrease in production in the 2009 harvest for the industry, we have committed more than 98% of our 2009 harvest and achieved a moderate recovery in the average sales price moving into 2010,” said Derek Zen, Chairman of the Company.

“However, weak ginseng prices remain a challenge and the ability of the Company to achieve operating income and positive cash flows while continuing to plant at a sustainable level is uncertain,” Mr. Zen continued. “We have no intention to continue planting new ginseng crops in Ontario but will attempt to identify other viable business alternatives. “

2009 Fourth Quarter

During the quarter ended December 31, 2009, revenue decreased to $1.0 million from $1.7 million in the same quarter last year. Net earnings in the 2009 fourth quarter were $15,000, or less than $0.01 per basic share, compared to a net loss of $2.1 million, or $0.06 per basic share, in the same period last year. The net earnings in the fourth quarter of 2009 were primarily a result of the gain on the disposition of the Company’s property and facilities in British Columbia.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is one of the world’s largest suppliers of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, general business conditions and other risks as outlined in the Company’s periodic filings, Annual Financial Statements and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.
Wilman Wong
Chief Executive Officer/Corporate Secretary
(604) 272-4118 or (Toll Free) 1-800-406-7668
(604) 272-4113 (FAX)
E-mail: info@chainata.com
Website: www.chainata.com